Exhibit 99.1

Date: April 28, 2006	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2006 second quarter earnings and announces declaration of dividend
The Board of Directors of EnergySouth, Inc., at a meeting held April 28, 2006, declared a quarterly dividend on the outstanding Common Stock of $0.23 per share, to be paid July 1, 2006 to holders of record as of June 15, 2006. The new annual rate of $0.92 per share represents a 7% increase and the 31st consecutive year in which dividends have been increased.
Net income for EnergySouth, Inc. for the quarter ended March 31, 2006 was $6,661,000 or $0.84 per diluted share, as compared to net income for the quarter ended March 31, 2005 of $6,795,000, or $0.85 per diluted share. Net income for the six month periods ended March 31, 2006 and 2005 was $11,145,000, or $1.40 per diluted share, and $11,111,000, or $1.40 per diluted share, respectively.
The decrease in earnings of $0.01 per share for the second fiscal quarter is due primarily to a decline in earnings from Mobile Gas’ distribution business which was mostly offset by increased earnings from the Company’s Bay Gas subsidiary.
Bay Gas’ earnings increased by $0.05 and $0.06 per diluted share, respectively, for the three and six months ended March 31, 2006. The increases in earnings were due to increased storage revenues associated with new contracts for long-term storage services, reduced operating expenses and an increase in the amount of interest expense capitalized for the construction of its third underground natural gas storage cavern. The reduction in operating expenses includes a one time credit of approximately $0.02 per diluted share related to certain cavern lease payments recorded as a prepaid asset which will be amortized over the remaining term of the lease under which the payments are made.
Earnings per share from Mobile Gas’ distribution business decreased $0.07 per diluted share for the three and six month periods ended March 31, 2006 due primarily to a decline in consumption from temperature sensitive customers during the second fiscal quarter. High natural gas prices during the 2005-2006 winter months and related adverse publicity regarding higher rates to gas distribution company customers had a significant impact on average consumption patterns. The current-year results for the six months ended March 31, 2006 include a one-time credit to operating expenses related to discontinued postemployment health insurance of approximately $0.03 per diluted share.

Earnings from other business operations for the quarter ended March 31, 2006 were unchanged. Earnings from other business operations for the six months ended March 31, 2006 increased $0.01 per diluted share due to an increase in interest income.
EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. MGS Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.
ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

	2006	2005
Three months ended March 31,
Operating Revenues	$46,091	$44,099
Operating Expenses	$33,674	$31,144
Net Income	$6,661	$6,795

Basic Earnings Per Common Share	$0.84	$0.87

Diluted Earnings Per Common Share	$0.84	$0.85

	2006	2005
Six months ended March 31,
Operating Revenues	$90,903	$80,467
Operating Expenses	$69,506	$58,523
Net Income	$11,145	$11,111

Basic Earnings Per Common Share	$1.41	$1.42

Diluted Earnings Per Common Share	$1.40	$1.40